

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

<u>Via E-mail</u>
Brandon C. Jennewine
Chief Executive Officer
CannaSys, Inc.
1720 South Bellaire Street, Suite 325
Denver, CO 80222

      Re: **Thermal Tennis, Inc.**
            Form 8-K
            Filed August 21, 2014
            File No. 000-54476

Dear Mr. Jennewine:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief